UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41480

Starbox Group Holdings Ltd.

VO2-03-07, Velocity Office 2, Lingkaran SV, Sunway Velocity, 55100

Kuala Lumpur, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Starbox Group Holdings Ltd. Announces Share Consolidation

Starbox Group Holdings Ltd., a Cayman Islands company (the “Company”), today announced that the Company plans to effect a consolidation of all of the Company’s (i) authorized issued and unissued Class A ordinary shares, (ii) authorized, issued and unissued Class B ordinary Shares, and (iii) authorized and unissued preferred shares on a 14:1 basis (the “Share Consolidation”), which was approved by the Company’s board of directors on March 12, 2025, and approved by the Company’s shareholders on April 2, 2025. As a result of the Share Consolidation and a share capital increase, each of (i) the 5,444,444,488 authorized Class A ordinary shares, issued and unissued, in the Company of US$0.18 par value will automatically be consolidated into to 388,888,892 Class A ordinary shares of US$2.52 par value each, (ii) the 83,333,334 authorized Class B ordinary shares, issued and unissued, in the Company of US$0.18 par value will automatically be consolidated into 5,952,381 Class B ordinary shares of US$2.52 par value each, and (iii) the 27,777,778 authorized and unissued preferred shares in the Company of US$0.18 par value will automatically be consolidated into 1,984,127 preferred shares of US$2.52 par value each, without any action on the part of the shareholders.

Beginning with the opening of trading on April 15, 2025, the Company’s Class A ordinary shares will trade on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol “STBX,” but under a new CUSIP number of G8437S149. No fractional shares will be issued in connection with the Share Consolidation. Instead, record holders who otherwise would be entitled to receive fractional shares because they hold a number of shares not evenly divisible by the Share Consolidation ratio will automatically be entitled to receive an additional fraction of one share of the relevant class to round up to the next whole share. For those beneficial holders who hold shares through a brokerage firm, the Company intends to round up fractional shares at the participant level. Cash will not be paid for fractional shares.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Starbox Group Holdings Ltd.

Date: April 10, 2025	By:	/s/ Lee Choon Wooi
	Name:	Lee Choon Wooi
	Title:	Chief Executive Officer

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